SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

CENTURY ALUMINUM 401(k) PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

(Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)

(2)

CENTURY ALUMINUM 401(k) PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Century Aluminum 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits are presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2005

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004					2003				
	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total
ASSETS:										
Investments:										
Investments in mutual funds	$ -	$ -	$22,969,000	$ -	$22,969,000	$ -	$ -	$17,715,195	$ -	$17,715,195
Century Aluminum Company Stock	1,397,700	1,672,122			3,069,822	1,519,591	1,534,757			3,054,348
Participant loans				758,657	758,657				492,456	492,456
Total investments	1,397,700	1,672,122	22,969,000	758,657	26,797,479	1,519,591	1,534,757	17,715,195	492,456	21,261,999
Receivables:										
Employee contributions	231		3,821		4,052	5,169		87,875		93,044
Employer contributions	66	920	854		1,840	435	10,126	9,690		20,251
Total receivables	297	920	4,675	-	5,892	5,604	10,126	97,565	-	113,295
NET ASSETS AVAILABLE FOR BENEFITS	$1,397,997	$1,673,042	$22,973,675	$758,657	$26,803,371	$1,525,195	$1,544,883	$17,812,760	$492,456	$21,375,294

See notes to financial statements.

4

CENTURY ALUMINUM 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004					2003				
	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total	Century Aluminum Stock (Supplemental)	Century Aluminum Stock Non-Participant Directed	Mutual Funds (Supplemental)	Participant Loans (Supplemental)	Total
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$1,525,195	$1,544,883	$17,812,760	$ 492,456	$21,375,294	$ 877,990	$ 614,140	$11,762,360	$ 292,534	$13,547,024
ADDITIONS:										
Investment income:										
Interest and dividends			361,694	29,191	390,885			270,288	17,092	287,380
Net appreciation in fair value	512,008	562,819	1,981,975		3,056,802	1,355,649	1,080,980	2,595,305		5,031,934
Net investment income	512,008	562,819	2,343,669	29,191	3,447,687	1,355,649	1,080,980	2,865,593	17,092	5,319,314
Employee contributions	201,938		2,851,697		3,053,635	206,619		2,943,622		3,150,241
Employer contributions	13,999	291,856	277,833		583,688	15,351	290,426	283,845		589,622
Total additions	727,945	854,675	5,473,199	29,191	7,085,010	1,577,619	1,371,406	6,093,060	17,092	9,059,177
DEDUCTIONS:										
Benefit payments	83,355	128,834	1,429,170	26,684	1,668,043	30,316	51,852	1,131,768	17,556	1,231,492
Net transfers	771,788	597,682	(1,116,886)	(263,694)	(11,110)	900,098	388,811	(1,089,108)	(200,386)	(585)
NET CHANGE	(127,198)	128,159	5,160,915	266,201	5,428,077	647,205	930,743	6,050,400	199,922	7,828,270
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,397,997	$1,673,042	$22,973,675	$ 758,657	$26,803,371	$1,525,195	$1,544,883	$17,812,760	$ 492,456	$21,375,294

See notes to financial statements.

5

CENTURY ALUMINUM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established June 1, 1989, is a defined contribution plan for all salaried employees of Century Aluminum Company and Century Aluminum of West Virginia, Inc. (the "Company") (formerly known as Ravenswood Aluminum Corporation), effective April 1, 2001, all salaried and hourly employees of Century Aluminum of Kentucky, LLC (formerly known as NSA/Southwire Corporation) and all other employees who are not covered by a labor agreement with the Company. Putnam Fiduciary Trust Company serves as trustee to the Plan. Effective January 1, 2005, the Plan's trustee is Mercer Trust Company.

Retirement Benefits—Plan participants can elect to have the Company defer up to 15% of their compensation subject to limitations as determined by Internal Revenue Service regulations for the purpose of making pre-tax contributions to the Plan. Participants may elect to have the Company defer up to 100% of their salary. Annual plan pre-tax contributions were limited to $13,000 and $12,000 for 2004 and 2003, respectively; participants 50 years of age or over may make additional catch-up contributions of $3,000 and $2,000 for 2004 and 2003, respectively. From January 1, 1995 to June 30, 1996, the Company made matching contributions equal to 50% of the aggregate contributions made for each participant on the first 6% of their annual compensation contributed to the Plan. Subsequent to June 30, 1996, the Company increased the matching contribution percentage to 60% on the first 6%. Contributions made by the Company are allocated 50% to Century Aluminum Company Stock and 50% by fund in proportion to the participants' contribution election. Company contributions are fully vested following the completion of two years of service for all participants.

Participants may elect to have pre-tax participant contributions invested in one or all of the following funds: Putnam Vista Fund, George Putnam Fund of Boston, Vanguard Total Stock Fund, Putnam Money Market Fund, Putnam International Equity Fund, American Funds Growth Fund, Putnam Diversified Income Trust, PIMCO Total Return Fund, Loomis Small Cap Value Fund, Putnam Equity Income Fund, Putnam Research Fund, and Century Aluminum Company Stock. Pre-tax participant contributions are fully vested and nonforfeitable. Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59½, or earlier in the case of retirement, death, termination, or hardship.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000. The maximum amount of any loan shall be the lesser of: (1) $50,000, reduced by the highest outstanding balance of all the participant's loans from all retirement plans maintained by the Company or any other related entities that are qualified under the Internal Revenue Code ("IRC") (including this Plan) at any time during the 12-month period ending on the day before the loan is made; or (2) 50% of the value of the participant's vested Plan accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from 1–5 years or up to 25 years for the purchase of a primary residence. The loans bear interest at the prime interest rate plus 1% as determined quarterly by the Plan administrator. Interest rates ranged from 4.00% to 4.25% as of

December 31, 2004 and 2003, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Forfeited Accounts—In 2004, employer contributions were reduced by $11,110 from forfeited nonvested accounts. In 2003, employer contributions were reduced by $585 from forfeited nonvested accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan's investments are reported at fair value. Investments in mutual funds are stated at the funds' net asset values per share on the last business day of the Plan's year-end. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the fair market value of such investments.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and Century Aluminum Company Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

3. INVESTMENTS

During the 2004 and 2003 plan years, the investment election options available to participants were the following mutual funds:

a. Putnam Vista Fund
b. George Putnam Fund of Boston
c. Vanguard Total Stock Fund
d. Putnam Money Market Fund
e. Putnam International Equity Fund
f. American Funds Growth Fund
g. Putnam Diversified Income Trust
h. PIMCO Total Return Fund
i. Loomis Small Cap Value Fund
j. Putnam Equity Income Fund
k. Putnam Research Fund

In addition, participants may elect to invest in the common stock of Century Aluminum Company.

The following represents the fair value of investments that represent 5% or more of net assets available for benefits as of December 31:

	2004	2003	
Putnam Vista Fund, 604,098 and 566,240 shares, respectively	$ 5,738,927	$ 4,524,259	
George Putnam Fund of Boston, 187,170 and 173,723 shares, respectively	3,380,297	2,949,816	
Century Aluminum Company Stock, 116,901 and 160,671 shares, respectively	3,069,822	3,054,348	
Vanguard Total Stock Fund, 99,925 and 77,768 shares, respectively	2,874,846	2,021,190	
Putnam Money Market Fund, 2,601,550 and 2,256,508 shares, respectively	2,601,550	2,256,508	
Putnam International Equity Fund, 105,974 and 97,974 shares, respectively	2,509,474	2,024,146	
American Funds Growth Fund, 61,923 and 38,082 shares, respectively	1,695,459	934,524	*
Putnam Diversified Income Trust, 139,553 and 113,893 shares, respectively	1,438,792	1,138,932	

* Represents 5% or more of net assets for 2004 only.

4. PLAN TERMINATION

In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with provisions of ERISA and its related regulations. It is the Company's intention to continue the Plan.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments. Through December 31, 2004, Putnam Investments was the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. In addition, certain Plan investments are shares of

Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

10

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Cost	Current Value
*		Putnam Vista Fund	604,098	$ 4,782,548	$ 5,738,927
*		George Putnam Fund of Boston	187,170	3,063,081	3,380,297
*		Century Aluminum Company Stock	116,901	1,565,388	3,069,822
*		Vanguard Total Stock Fund	99,925	2,399,288	2,874,846
*		Putnam Money Market Fund	2,601,550	2,601,550	2,601,550
*		Putnam International Equity Fund	105,974	2,074,909	2,509,474
*		American Funds Growth Fund	61,923	1,448,905	1,695,459
*		Putnam Diversified Income Trust	139,553	1,376,286	1,438,792
*		PIMCO Total Return Fund	90,895	979,660	969,847
*		Loomis Small Cap Value Fund	31,590	750,922	819,761
*		Putnam Equity Income Fund	33,092	490,017	576,798
*		Putnam Research Fund	25,656	320,000	354,828
*		Pending Account		8,421	8,421
				21,860,975	26,038,822
*	Participants	Loan Fund— (with maturity dates through 2009 at interest rates ranging from 4.00% to 4.25%)		758,657	758,657
	TOTAL			$ 22,619,632	$ 26,797,479

* Party-in-interest.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM 401(k) PLAN

BY: ______________________________
David W. Beckley

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 29, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

(14)

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-07239 of Century Aluminum Company on Form S-8 of our report dated June 27, 2005, appearing in this Annual Report on Form 11-K of the Century Aluminum 401(k) Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 29, 2005